FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of March 2003

Commission File Number: ___________________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F_X_____ Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________________


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 10.1 of this report furnished on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 and the registrant's Registration Statements on Form S-8, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: TTI Telecom Awarded Major Contract Worth $11.7 Million for Network Management Solution by ICE, Costa Rica's National Service Provider.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                  TTI Team Telecom International Ltd.



Date: March 16, 2003              By:  /s/ Eli Ofer
                                  ------------

                                  Israel (Eli) Ofer
                                  Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit           Description
Number            of Exhibit


10.1 Press Release: TTI Telecom Awarded Major Contract Worth $11.7 Million for Network Management Solution by ICE, Costa Rica's National Service Provider.

                                  EXHIBIT 10.1


Corporate Contacts:

     Meir Lipshes                                Sanjay Hurry
     Chief Executive Officer                     Investor Relations Officer
     TTI Telecom Ltd.                            TTI Telecom Ltd.
     T: +1.972.3.922.1262                        T: +1.201.795.3883 Ext. 220
     F: +1.972.3.922.1249                        F: +1.201.795.3920
     meirl@tti-telecom.com                       sanjay@tti-telecom.com


  TTI TELECOM AWARDED MAJOR CONTRACT WORTH $11.7 MILLION FOR NETWORK MANAGEMENT
            SOLUTION BY ICE, COSTA RICA'S NATIONAL SERVICE PROVIDER

   - TTI Telecom's Netrac Solution to Manage ICE's Fixed and Mobile Networks -



Hoboken, N.J. - March 13, 2003 - TTI Telecom International Ltd. (NASDAQ: TTIL), a leading supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecom service providers, today announced that it has been awarded a significant contract worth $11.7 Million by Instituto Costarricense de Electricidad (ICE), the sole telecommunications provider in Costa Rica. This agreement was previously announced by TTI Telecom in a press release dated January 29, 2002 in which it detailed its contract awards for the quarter ended December 31, 2002.


Under the terms of the contract, TTI Telecom will implement its Netrac solution to manage ICE's fixed and mobile networks. Netrac will provide ICE with extensive Fault and Performance Monitoring, Configuration, Inventory and Mediation capabilities, and empower ICE to manage its multi-technology, multi-vendor networks from one centralized platform that provides end-to-end visibility across all equipment, systems and applications.


"We continue to be successful in pursuing opportunities with leading service providers, such as ICE, who seek high-ROI OSS solutions to enable them to reduce operating expenses while adding new revenue-generating services," said Meir Lipshes, TTI Telecom's chief executive officer. "This award also strengthens our presence in Central and Latin America, and positions us to continue our penetration of the service provider sector in the region.

"In selecting our Netrac solution, ICE will be able to deliver on its mission of providing quality telecommunications while using the latest technology. Netrac gives ICE powerful tools to increase operational efficiency, streamline operations and enhance the overall quality of service delivered to customers. Based on Netrac's proven track record in managing large, convergent carrier environments, ICE will be able to realize considerable benefits and reach unparalleled customer satisfaction levels."

Concluded Lipshes, "This award validates our clear leadership in the development and deployment of network management solutions, and our commitment to providing cutting-edge products that support the delivery of the highest quality of service to subscribers. It also reinforces the proven capability and reliability of our Netrac solution, which is being adopted by leading service providers globally."

Netrac will enable ICE to keep precise inventory of all the equipment underlying its network, as well as analyze network performance at all times in order to ensure that customers are benefiting from optimal quality and availability levels. Netrac's Fault Management Module (FaM) will enable ICE to rapidly detect and address network problems, while the Netrac Trouble Ticket will help ICE to manage trouble reports from creation through resolution based on their internal business processes, thus accelerating the problem resolution cycle.

About TTI Telecom:
TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools is used by over 100 telecommunications service providers worldwide. For additional information about TTI Telecom, please visit www.ttitelecom.com.


About ICE
ICE, fully owned by the government, is Costa Rica's sole telecommunications operator. Since 1963, ICE was commanded to provide telecommunications services throughout the country. ICE's success is recognized internationally as Costa Rica's telecommunications indicators rank among the best in Latin America. Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.